CUSIP No. 375175106	SCHEDULE 13D	Page 1 of 15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

GIGA-TRONICS INCORPORATED

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

375175106

(CUSIP Number)

Mr. John L. Steffens

c/o Spring Mountain Capital, LP

650 Madison Avenue, 20th Floor

New York, NY 10022

Telephone: (212) 292-8300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 27, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 375175106	SCHEDULE 13D	Page 2 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Spring Mountain Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 375175106	SCHEDULE 13D	Page 3 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Spring Mountain Capital G.P., LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 375175106	SCHEDULE 13D	Page 4 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SMC Private Equity Holdings G.P., LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 375175106	SCHEDULE 13D	Page 5 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SMC Private Equity Holdings, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 375175106	SCHEDULE 13D	Page 6 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SMC Select Co-Investment I GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 375175106	SCHEDULE 13D	Page 7 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SMC Select Co-Investment Fund I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 375175106	SCHEDULE 13D	Page 8 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
John L. Steffens
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 375175106	SCHEDULE 13D	Page 9 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Gregory P. Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D filed with the SEC on January 10, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on August 2, 2019 (“Amendment No. 1” and together with this Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”). This Amendment No. 2 constitutes an exit filing for the Reporting Persons. Capitalized terms used but not defined herein have the meanings given to such terms in the Original Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

CUSIP No. 375175106	SCHEDULE 13D	Page 10 of 15

Item 4. Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

On August 27, 2020, the Reporting Persons sold of all of the shares of Common Stock, Series B Convertible Voting Perpetual Preferred Stock (“Series B Preferred Stock”), Series C Convertible Voting Perpetual Preferred Stock (“Series C Preferred Stock”), and Series D Convertible Voting Perpetual Preferred Stock (“Series D Preferred Stock”) of the Issuer held by the Reporting Persons. The type of securities, price per share, shares sold and aggregate proceeds received by each Reporting Person is set forth in the tables below.

SMC Select Co-Investment Fund I, LP
Class of Security	Price per Share	Shares Sold	Aggregate Proceeds(1)
Common Stock	$3.86	33,305(2)	$128,399.12
Series B Preferred Stock	$81.77	6,885.52	$563,015.70
Series C Preferred Stock	$54.26	1,476.19	$80,104.65
Series D Preferred Stock	$53.15	700.28	$37,219.25

SMC Private Equity Holdings, LP
Class of Security	Price per Share	Shares Sold	Aggregate Proceeds(1)
Common Stock	$3.86	29,410(2)	$113,386.28
Series D Preferred Stock	$53.15	4,411.58	$234,472.45

Spring Mountain Capital G.P., LLC
Class of Security	Price per Share	Shares Sold	Aggregate Proceeds(1)
Series B Preferred Stock	$81.77	97.54	$7,976.06
Series C Preferred Stock	$54.26	82.81	$4,493.59

John L. Steffens
Class of Security	Price per Share	Shares Sold	Aggregate Proceeds(1)
Series B Preferred Stock	$81.77	1,721.38	$140,753.93
Series C Preferred Stock	$54.26	1,461.34	$79,298.70

1 Reflects the actual aggregate proceeds received by the Reporting Person. Slight differences may exist between this amount and the product of shares sold and price per share due to rounding.

2 As reported by the Issuer on Form 8-K, on December 12, 2019 the Issuer effected a 1 for 15 reverse stock split. The number of shares of common stock indicated in this Schedule 13D reflects the post-split number of shares disposed of.

CUSIP No. 375175106	SCHEDULE 13D	Page 11 of 15

Item 5. Interest in Securities of the Issuer

The information in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All percentages in this item are based on 2,625,856 shares of Issuer’s common stock reported outstanding as of July 22, 2020, as set forth in the Issuer’s Form 10-Q, filed on August 6, 2020, plus the number of shares of Common Stock issuable upon exercise or conversion of any shares of preferred stock or warrants held by the applicable Reporting Person.

(a)	SMC LLC
a.	Aggregate number of shares beneficially owned: 0

Percentage: 0.0%

b.	Sole power to vote or to direct vote: 0

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct disposition: 0

c.	Other than as described in Item 4 above, SMC LLC has not engaged in any transaction in the Issuer’s securities in the past 60 days.
d.	N/A.
e.	The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on August 27, 2020.

(b)	SMC GP

a.	Aggregate number of shares beneficially owned: 0

Percentage: 0.0%

b.	Sole power to vote or to direct vote: 0

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct disposition: 0

c.	Other than as described in Item 4 above, SMC GP has not engaged in any transaction in the Issuer’s securities in the past 60 days.
d.	N/A.
e.	The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on August 27, 2020.

(c)	SMC PE GP

a.	Aggregate number of shares beneficially owned: 0

Percentage: 0.0%

b.	Sole power to vote or to direct vote: 0

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct disposition: 0

c.	Other than as described in Item 4 above, SMC PE GP has not engaged in any transaction in the Issuer’s securities in the past 60 days.
d.	N/A.
e.	The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on August 27, 2020.

CUSIP No. 375175106	SCHEDULE 13D	Page 12 of 15

(d)	SMC PE LP

a.	Aggregate number of shares beneficially owned: 0

Percentage: 0.0%

b.	Sole power to vote or to direct vote: 0

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct disposition: 0

c.	Other than as described in Item 4 above, SMC PE LP has not engaged in any transaction in the Issuer’s securities in the past 60 days.
d.	N/A.
e.	The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on August 27, 2020.

(e)	SMC Co-Investment GP

a.	Aggregate number of shares beneficially owned: 0

Percentage: 0.0%

b.	Sole power to vote or to direct vote: 0

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct disposition: 0

c.	Other than as described in Item 4 above, SMC Co-Investment GP has not engaged in any transaction in the Issuer’s securities in the past 60 days.
d.	N/A.
e.	The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on August 27, 2020.

(f)	SMC Co-Investment LP

a.	Aggregate number of shares beneficially owned: 0

Percentage: 0.0%

b.	Sole power to vote or to direct vote: 0

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct disposition: 0

c.	Other than as described in Item 4 above, SMC Co-Investment LP has not engaged in any transaction in the Issuer’s securities in the past 60 days.
d.	N/A.
e.	The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on August 27, 2020.

(g)	Mr. Steffens

a.	Aggregate number of shares beneficially owned: 0

Percentage: 0.0%

b.	Sole power to vote or to direct vote: 0

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct disposition: 0

c.	Other than as described in Item 4 above, Mr. Steffens has not engaged in any transaction in the Issuer’s securities in the past 60 days.
d.	N/A.
e.	The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on August 27, 2020.

CUSIP No. 375175106	SCHEDULE 13D	Page 13 of 15

(h)	Mr. Ho

a.	Aggregate number of shares beneficially owned: 0

Percentage: 0.0%

b.	Sole power to vote or to direct vote: 0

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct disposition: 0

c.	Other than as described in Item 4 above, Mr. Ho has not engaged in any transaction in the Issuer’s securities in the past 60 days.
d.	N/A.
e.	The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on August 27, 2020.

CUSIP No. 375175106	SCHEDULE 13D	Page 14 of 15

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2020

SPRING MOUNTAIN CAPITAL, LLC

By:	/s/ Gregory P. Ho.
Name: Gregory P. Ho
Title: Managing Member

SPRING MOUNTAIN CAPITAL G.P., LLC

By:	/s/ Gregory P. Ho
Name: Gregory P. Ho
Title: Managing Member

SMC PRIVATE EQUITY HOLDINGS G.P., LLC

By:	SPRING MOUNTAIN CAPITAL G.P., LLC
Managing Member

By:	/s/ Gregory P. Ho
Name: Gregory P. Ho
Title: Managing Member

SMC PRIVATE EQUITY HOLDINGS, LP

By:	SMC PRIVATE EQUITY HOLDINGS G.P., LLC
General Partner

	By:	SPRING MOUNTAIN CAPITAL G.P., LLC
Managing Member

By:	/s/ Gregory P. Ho
Name: Gregory P. Ho
Title: Managing Member

SMC SELECT CO-INVESTMENT I GP, LLC

By:	SPRING MOUNTAIN CAPITAL G.P., LLC
Managing Member

	By:	/s/ Gregory P. Ho
Name: Gregory P. Ho
Title: Managing Member

CUSIP No. 375175106	SCHEDULE 13D	Page 15 of 15

SMC SELECT CO-INVESTMENT FUND I, LP

By:	SMC SELECT CO-INVESTMENT I GP, LLC
General Partner

By:	SPRING MOUNTAIN CAPITAL, LLC
Managing Member

By:	/s/ Gregory P. Ho
Name: Gregory P. Ho
Title: Managing Member

JOHN L. STEFFENS

/s/ John L. Steffens
John L. Steffens

GREGORY P. HO

/s/ Gregory P. Ho
Gregory P. Ho